Exhibit 99.1

Flamel Technologies Announces Conference Call; Chairman’s Letter to
Shareholders; and Extension of Voting Deadline for ADR’s

Lyon, France – June 1, 2005 — Flamel Technologies (NASDAQ: FLML) has scheduled a call to be held today at 4:15 PM EDT. Hosting the call will be Dr. Gerard Soula, Founder, Chairman, and CEO of Flamel. Also on the call will be Stephen H. Willard, Flamel’s Chief Financial Officer and General Counsel. The call has been scheduled to discuss the letter that Dr. Soula has written to shareholders, a copy of which is appended to this press release.

Interested investors in the US and Canada are invited to dial (1) 800-374-1498. International investors are invited to dial (1) 706-634-7261. Please reference Flamel Technologies Conference Call or Conference ID: #6785223. The conference call will also be webcast on the company’s web site: www.flamel.com.

The company also announced today that it has authorized its depositary, the Bank of New York, to extend the deadline for receipt of proxies from June 15th to June 17th at 4:00 PM EDT.

Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Flamel’s Medusa® technology is designed to deliver therapeutic proteins. Micropump® is a controlled release and taste-masking technology for the oral administration of small molecule drugs.

This document and the attached letter contain a number of matters, particularly as related to the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These materials reflect the current view of management with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements.

These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel’s reliance on outside parties and key strategic alliances.

These and other risks are described more fully in Flamel’s Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2003.

Contact:
Flamel Technologies S.A.
Gerard Soula, (33) 4-72-78-34-34
Fax: (33) 4-72-78-34-35
Soula@flamel.com
or
Stephen H. Willard, 202-862-3993
Fax: 202-862-3933
Willard@flamel.com
or
Charles Mosseri-Marlio, 202-862-8535
Fax: 202-862-3933
Marlio@flamel.com

June 1, 2005

Dear Fellow Shareholders,

Since my last letter to you, our Board of Directors and management have received a great many messages of support for the company and its current and proposed slate of directors. We truly appreciate these sentiments, which have come from all constituencies, including shareholders, customers, employees and business partners.

However, the future of Flamel is at stake, and we are communicating with you again to make absolutely sure that every one of our shareholders understands the gravity of the choice they need to make when voting their proxy.

Biotechnology is a challenging and competitive market that presents the opportunity for great reward to those who persevere, and we believe that Flamel is currently on the verge of additional major success. It has taken fifteen years to build a team capable of inventing and developing our two platforms, Micropump® and Medusa®. It has taken many years to create relationships with large pharmaceutical companies such as GlaxoSmithKline (“GSK”), Merck Corporation, Servier and TAP Pharmaceutical Products, Inc. (“TAP”). We have needed to convince companies of worldwide importance like these to use our platform for their blockbuster drugs. A long due diligence process is necessary to earn the trust of such companies. This due diligence is not limited just to performance, but also to patent strength, regulatory clearances, GMP plant, scale-up capabilities, the robustness and cost effectiveness of the process, and marketing advantages generated by the user of our platforms.

Typically more than a year is needed just to achieve the partner’s approval of the collaboration. It is a decision involving hundreds of millions of dollars for management of these world-class pharmaceutical companies. Believe me, such partners do not take these decisions lightly. The most critical element for their decision is certainly the result of clinical studies. That is why Flamel has intensified its clinical program to obtain the “proof of concept” of its own products. We believe we have strong opportunities before us if we stay focused, maintaining our level of involvement in the development of our products.

Shareholders must ask how Oscar Schafer’s drive to replace your company’s management will affect the following projects:

•	The partnership with GSK to develop an extended release beta-blocker, for coronary treatment, already in phase III testing.

•	A new agreement with TAP to produce an improved formulation of the ulcer drug, Prevacid®.

•	Maintaining a strong pipeline for the breakthrough Medusa drug delivery platform leading to potential partnerships related to Basulin® for diabetes, interferon α for hepatitis and cancer, and Interleukin-2 for cancer and AIDS. Flamel is also working to develop a partnership with a major pharmaceutical corporation to take the successful animal trials of Medusa-delivered EPO for anemia and human growth hormone to clinical human tests.

•	Active discussions related to additional applications for Flamel’s Micropump technology including potential agreements for antibiotic Augmentin® and Genvir® for herpes. Further, we are working to widen Micropump technology to the severe pain relief agent, Oxycodone, and our proprietary aspirin formulation, Asacard®.

As I said before, we are on the verge of success with the GSK partnership. This product could create sustainable revenue for Flamel, enhancing the credibility of the Micropump platform and showing the capabilities of management, which are crucial for signing other deals. Clearly, the GSK deal is a showcase for the future of Flamel. In case of success, I believe it will emphasize drastically the value of Flamel in the world of drug delivery companies.

For this reason, this is not the time to be diverted by the hostile attack of the Schafer interests; we must remain concentrated on our objective, attracting and keeping the most talented people we need on our the team and maintaining the confidence of our partners. I believe GSK senior management totally supports present management in their ability to complete this first major project for Flamel. This project is truly critical for the future of Flamel, not only for the royalties we expect to be generated, but also for our credibility in this industry.

Without question, the future of Flamel depends on our capability to deliver the product of the GSK-Flamel collaboration. Business innovation is not an improvisational business.

Let me be clear – if any shareholder approached your Board with a credible plan to enhance shareholder value, we would listen. However, Mr. Schafer has not done so – all he has put forth is an improvised slate of three Board candidates and asked your approval to replace Flamel’s vastly more experienced and talented independent directors. The slate of directors proposed by Mr. Schafer is composed of three directors. Based on the materials provided by Mr. Schafer, two of these three have no experience in the pharmaceutical field whatsoever. The third director proposed is the lead director of Valeant, but Valeant is a direct competitor on one of our core projects. Valeant is developing Viramidine® to replace ribavirin, which is now off patent. Flamel believes its program in this domain is highly competitive and we intend to protect our technology against Valeant. Consequently, Flamel believes that Mr. Thurman has a conflict of interest.

These three candidates know nothing of your company other than public information. There is a process for hiring new directors. We must determine their qualification to serve, and the absence of conflicts of interest by our legal team. This process has not been respected. Your company has not been given the opportunity to interview these candidates and to do any due diligence on their limited qualifications. I have already said that I will not be a candidate for re-election to a board comprised of such unqualified people in the management of a company like Flamel and I will resign my position as chief executive officer if, by any chance, they should be elected. Based on your support, however, such a board can not compete with the slate of directors we propose to you, our shareholders.

Our slate of directors is composed of two senior managers, Stephen Willard and me, together with six non-executive directors who have strong experience in the pharmaceutical industry, particularly in the U.S. market. The present team has already proven its capability in providing good governance of your Company and in “opening doors” with large pharmaceutical companies.

Once again, the slate of independent directors we propose is as follows:

Raul Cesan	Former President and COO of Schering-Plough Corporation
William Dearstyne	Former Company Group Chairman of Johnson & Johnson
Michel Greco	Former Deputy General Manager of Aventis Pasteur
Jean-Noel Treilles	Former President and CEO of Merck-Lipha France
David Deming	Former Head of Healthcare Investment Banking, JP Morgan
James C. Smith	Chairman of Gartner, Inc., former CEO of First Health Group

Messrs. Deming and Smith are two new candidates that we propose to add to our previous board of experienced directors.

Without question, the long-term success of Flamel is due to innovative people developing the highest-quality pharmaceutical delivery products. I have no doubt that under the current, tested leadership we will continue to enhance shareholder value.

Protect your investment by ensuring continuity of performance and leadership – please return your proxy card marked “FOR” resolutions 1 thorough 14, as well as 16 and 17. Vote “No” on 15 and 18 through 21.

Sincerely,

Dr. Gerard Soula
Founder, President and Chief Executive Officer
Flamel Technologies, S.A.

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